UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-36765

Hello Group Inc.

20th Floor, Block B

Tower 2, Wangjing SOHO

No.1 Futongdong Street

Chaoyang District, Beijing 100102

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Supplemental Submission pursuant to Item 16I(a) of Form 20-F

Hello Group Inc. (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (“HFCAA”).

On May 26, 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 27, 2022 with an audit report issued by Deloitte Touche Tohmatsu Certified Public Accountants LLP, a registered public accounting firm retained by the Company, for the preparation of the audit report on the Company’s financial statements included therein. Deloitte Touche Tohmatsu Certified Public Accountants LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022 when the PCAOB vacated its previous determination.

Hello Group, Inc. is a company controlled by Mr. Yan Tang, who held 73.2% of the Company’s aggregate voting power as of March 31, 2023. In response to Item 16I(a) of Form 20-F, based on the above and the following information, the Company believes it is not owned or controlled by a governmental entity in mainland China.

Based on an examination of the Company’s register of members and public filings made by its shareholders, to the Company’s knowledge, no shareholder other than Gallant Future Holdings Limited, J O Hambro Capital Management Limited, Renaissance Technologies LLC and Invesco Ltd. owns more than 5% of the Company’s outstanding shares. Gallant Future Holdings Limited is a company incorporated in the British Virgin Islands wholly owned by a family trust controlled by Mr. Yan Tang. Gallant Future Holdings Limited beneficially owned 72,364,466 Class B ordinary shares of the Company as of March 31, 2023, representing 19.2% of the Company’s total outstanding shares and 65.7% of the Company’s aggregate voting power as of March 31, 2023. J O Hambro Capital Management Limited is a company incorporated in England and Wales. J O Hambro Capital Management Limited beneficially owned 23,260,894 Class A ordinary shares represented by American depositary receipts of the Company as of March 31, 2023, representing 6.2% of the Company’s total outstanding shares and 2.1% of the Company’s aggregate voting power as of March 31, 2023. Renaissance Technologies LLC is a company incorporated in Delaware. Renaissance Technologies LLC beneficially owned 19,794,796 Class A ordinary shares represented by American depositary receipts of the Company as of March 31, 2023, representing 5.2% of the Company’s total outstanding shares and 1.8% of the Company’s aggregate voting power as of March 31, 2023. Invesco Ltd. is a company incorporated in Bermuda. Invesco Ltd. beneficially owned 18,859,080 Class A ordinary shares represented by American depositary receipts of the Company as of March 31, 2023, representing 5.0% of the Company’s total outstanding shares and 1.7% of the Company’s aggregate voting power as of March 31, 2023. To the Company’s knowledge, none of Gallant Future Holdings Limited, J O Hambro Capital Management Limited, Renaissance Technologies LLC or Invesco Ltd. is owned or controlled by a governmental entity in mainland China. Please refer to “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” of the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 25, 2023 for more details.

In addition, the Company is not aware of any governmental entity in mainland China that is in possession of the power, direct or indirect, to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hello Group Inc.

By	:	/s/ Cathy Hui Peng
Name	:	Cathy Hui Peng
Title	:	Chief Financial Officer

Date: April 25, 2023